                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                               (Amendment No.2)*


                      Nitinol Medical Technologies, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   65476T104
                        ------------------------------
                                (CUSIP Number)


                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 pages

  CUSIP NO. 65476T104
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Jack Reinstein  SS# ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
   NUMBER OF              542,462 shares (includes 65,787 shares which Mr.
                          Reinstein has the right to acquire within 60 days
   SHARES                 after December 31, 1998)

   BENEFICIALLY    -----------------------------------------------------------
                          SHARED VOTING POWER
   OWNED BY          6

   EACH                   0 shares
                   -----------------------------------------------------------
   REPORTING              SOLE DISPOSITIVE POWER
                     7
   PERSON                 542,462 shares (includes 65,787 shares which Mr.
                          Reinstein has the right to acquire within 60 days
   WITH:                  after December 31, 1998)

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      542,462 shares (includes 65,787 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1998)

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11

      5.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      IN
------------------------------------------------------------------------------

CUSIP No. 65476T104
          ---------


Item 1(a)      Name of Issuer:
---------      --------------

               Nitinol Medical Technologies, Inc.


Item 1(b)      Address of Issuer's Principal Executive Office:
---------      ----------------------------------------------

               27 Wormwood Street
               Boston, MA  02210


Item 2(a)      Name of Person Filing:
---------      ---------------------

               Jack Reinstein


Item 2(b)      Address of Principal Business Office or, if none, Residence:
---------      -----------------------------------------------------------

               2231 Sunsent Plaza Drive
               Los Angeles, California  90069

Item 2(c)      Citizenship:
---------      -----------

               United States of America.

Item 2(d)      Title of Class of Securities:
---------      ----------------------------

               Common Stock, $.001 par value per share.

Item 2(e)      CUSIP Number:
---------      ------------

               65476T104

Item 3         Description of Person Filing:
------         ----------------------------

               Not applicable.

Item 4         Ownership:
------         ---------

               (a)  Amount Beneficially Owned:
                    -------------------------
                    542,462 shares (includes 65,787 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1998)

CUSIP No. 65476T104
          ---------

         (b)   Percent of Class:
               ----------------

               5.1%


         (c)   Number of shares as to which person has:
               ---------------------------------------


               (i)   sole power to vote or to direct the vote:

                     542,462 shares (includes 65,787 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1998)

               (ii)  shared power to vote or to direct the vote:

                     0 shares

               (iii) sole power to dispose or to direct the disposition of:

                     542,462 shares (includes 65,787 shares which Mr. Reinstein has the right to acquire within 60 days after December 31, 1998)

               (iv)  shared power to dispose or to direct the disposition of:

                     0 shares

Item 5         Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

               Not applicable.


Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

               Not applicable.


Item 7         Identification and Classification of the Subsidiary Which
------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               --------------------------------------------------------------
               Company:
               -------
               Not applicable.


Item 8         Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

               Not applicable.


Item 9         Notice of Dissolution of Group:
------         ------------------------------

               Not applicable.


Item 10        Certification:
-------        -------------

               Not applicable.

CUSIP No. 65476T104
          ---------

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:    February 10, 1999

                                             /s/ Jack Reinstein
                                             ----------------------------------
                                             Jack Reinstein